MID-CON ENERGY PARTNERS, LP

2431 E 61st Street, Suite 850

Tulsa, Oklahoma 74136

(918) 743-7575

February 24, 2017

VIA EDGAR

H. Roger Schwall

Assistant Director

Office of Natural Resources

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mid-Con Energy Partners, LP
Withdrawal of Acceleration Request
Registration Statement on Form S-3 (File No. 333-214536)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on February 22, 2017, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Friday, February 24, 2017 at 4:00 p.m. Washington D.C. time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours, MID-CON ENERGY PARTNERS, LP

By:	/s/ Charles L. McLawhorn, III
Charles L. McLawhorn, III
Vice President, General Counsel & Secretary

cc:	Courtney Cochran Butler, Andrews Kurth Kenyon LLP (via E-mail)